SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



                                 Six Flags, Inc.
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                                (Name of Issuer)



                     Common Stock, par value $.025 per share
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                         (Title of Class of Securities)



                                    83001P109
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                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                       Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 16, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                      --------------------
CUSIP No. 83001P109                                           Page 2
----------------------                                      --------------------


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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Red Zone LLC
        20-1475706
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [X]
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        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

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                                SOLE VOTING POWER
                        7       0 shares of Common Stock
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       10,921,300 shares of Common Stock

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0 shares of Common Stock
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          10,921,300 shares of Common Stock
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        11.7%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
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
                                  SCHEDULE 13D
----------------------                                      --------------------
CUSIP No. 83001P109                                           Page 3
----------------------                                      --------------------


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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Daniel M. Snyder
        N/A
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        Not Applicable
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0 shares of Common Stock
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       10,921,300 shares of Common Stock

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0 shares of Common Stock
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          10,921,300 shares of Common Stock
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        11.7%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN
--------------------------------------------------------------------------------

INTRODUCTION

      This Amendment No. 6 (this "Amendment") relates to the Schedule 13D filed on behalf of Red Zone LLC, a Delaware limited liability company ("Red Zone"), and Daniel M. Snyder, an individual ("Mr. Snyder") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on August 30, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 14, 2005, Amendment No. 3 filed on April 22, 2005, Amendment No. 4 filed on August 10, 2005 and Amendment No. 5 filed on August 18, 2005 (the "Schedule 13D"), relating to shares of common stock, par value $.025 per share ("Common Stock"), of Six Flags, Inc. (the "Company").

      Items 4, 6 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4.     Purpose of Transaction.

            On September 16, 2005, Red Zone sent a letter to the Presiding Independent Director of the Company, in which Red Zone expressed its view that it would be inappropriate for the Company to sell any park or real estate assets until the Company's stockholders have had the opportunity to express or withhold their consent to the proposals Red Zone plans to put before the Company's stockholders. In the letter, Red Zone also said it believed that any asset liquidation or additional severance or change in control agreements with the Company's executives would impermissibly frustrate the stockholder franchise and that it would take all actions necessary to hold the Company's Board responsible if the Board or management takes any action which is detrimental to the Company or frustrates the stockholder franchise.

            On September 16, 2005, the Reporting Persons also filed a revised preliminary consent solicitation statement on Schedule 14A with the Securities and Exchange Commission. The consent solicitation statement updates the statement previously filed by the Reporting Persons on August 17, 2005.

            In the revised preliminary consent solicitation statement, Red Zone stated that if it is successful in its consent solicitation, it will commence a fully funded cash tender offer (the "Offer") to purchase up to 34.9% of the Company's outstanding shares (the calculation of such percentage to include any shares Red Zone owns at the time Red Zone accepts shares for purchase pursuant to the Offer) at a price of $6.50 per share if, at any time during the ninety days following the date Red Zone's nominees are seated on the Board, the Company's stock closes at a price at or lower than $6.50 per share for five consecutive trading days. The offer, if commenced, will be on the terms and subject to the conditions to be set forth in an offer to purchase and related letter of transmittal which Red Zone plans to file with the SEC at the commencement of the Offer. The conditions to the Offer will include, among other things:

            o the Company amending the Second Amended and Restated Rights Agreement dated as of September 14, 2004 (the "Poison Pill") by and between the Company and the Bank of New York to make the Rights inapplicable to the Offer;

            o the Board taking all actions so that the restrictions contained in Section 203 of DGCL applicable to a "business combination" (as defined in such Section 203), and any other similar legal requirement, will not apply to any business combination involving Six Flags, on the one hand, and Red Zone or any of its affiliates, on the other hand;

            o the Board designating Mark Shapiro as Chief Executive Officer and Daniel M. Snyder as Chairman of the Board; and

            o non-occurrence of any change or development, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in Red Zone's reasonable judgment, is or will be materially adverse to the Company, or Red Zone shall have become aware of any fact that, in Red Zone's reasonable judgment, does or will have a material adverse effect on the value of the Shares.

            Red Zone has filed a Hart-Scott-Rodino Act Pre-Merger Notification Form to acquire up to 49.9% of the Company's outstanding common stock and the waiting period applicable to the filing has expired.

            A copy of the revised preliminary consent statement filed with the Securities and Exchange Commission is filed as Exhibit 6 hereto and is incorporated herein by reference.

            In addition to the consent solicitation and the Offer, the Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other stockholders of the Company and third parties concerning the Company, its prospects and any or all of the foregoing matters.

            The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

            THIS AMENDMENT IS NOT A TENDER OFFER NOR AN OFFER WITH RESPECT THERETO. AN OFFER, IF COMMENCED, WILL BE MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. STOCKHOLDERS ARE URGED TO READ RED ZONE'S TENDER OFFER MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS WILL BE ABLE TO OBTAIN COPIES OF RED ZONE'S TENDER OFFER MATERIALS FREE OF CHARGE FROM THE SEC'S WEBSITE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Pursuant to an engagement letter dated June 7, 2005, Red Zone engaged UBS Securities LLC ("UBS") to act as its exclusive financial advisor and capital markets advisor in connection with a possible acquisition of the Company. The engagement letter has a term of 12 months. Red Zone was required to pay UBS a retainer fee of $500,000 pursuant to the execution of its engagement letter and a fee of $1,500,000 upon the filing of the preliminary consent solicitation statement with the SEC. If an Acquisition Transaction (as defined below) were consummated, Red Zone would be required to pay UBS a transaction fee of $10,000,000 (offset by the $2,000,000 in fees previously paid to UBS) promptly upon the closing of the Acquisition Transaction. In addition, UBS is entitled to a financing fee of 1.50% of any private equity or mezzanine financing raised by UBS in connection with an Acquisition Transaction. UBS will also be entitled to a termination fee equal to the lesser of $7,500,000 or 25% of any "termination fee," "break-up fee," "topping fee," "expense reimbursement" or other form of compensation payable to Red Zone. Red Zone has also agreed to reimburse UBS for its reasonable expenses, subject to certain limitations, and indemnify UBS and its affiliates and certain related persons against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of their performance of services under the engagement letter.

            For purposes of the UBS engagement letter, the term "Acquisition Transaction" means, whether effected directly or indirectly or in one transaction or a series of transactions: (a) any merger, consolidation, reorganization or other business combination pursuant to which Red Zone and the Company and/or all or a significant portion of their respective businesses, divisions or product lines are combined, or (b) the acquisition by Red Zone of 50% or more of the capital stock or assets of the Company by way of tender or exchange offer, option, negotiated purchase, leveraged buyout, minority investment or partnership, joint or collaborative venture or otherwise, or (c) the acquisition by Red Zone of control of the Company, through a proxy contest or otherwise.

            In addition, Red Zone has engaged Innisfree M&A Incorporated to assist in the consent solicitation described above under Item 4, for which services Innisfree M&A Incorporated will be paid a customary fee to be agreed in an engagement letter to be executed before Red Zone commences its consent solicitation. Innisfree M&A Incorporated will also be reimbursed for its reasonable out-of-pocket expenses. Red Zone has also agreed to indemnify Innisfree M&A Incorporated against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws.

Item 7.     Material to be Filed as Exhibits.

      EXHIBIT 5: Letter, dated September 16, 2005, from Red Zone LLC to Michael E. Gellert, the Company's Presiding Independent Director.

      EXHIBIT 6: Revised Consent Solicitation Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 16, 2005 (incorporated herein by reference).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 16, 2005





RED ZONE LLC



By: /s/  Daniel M. Snyder
   ------------------------------------
   Name:  Daniel M. Snyder
   Title:  Managing Member



By: /s/  Daniel M. Snyder
   ------------------------------------
   Daniel M. Snyder

                                                                       EXHIBIT 5



                                  RED ZONE LLC
                            21300 Redskin Park Drive
                             Ashburn, Virginia 20147


September 16, 2005

Michael E. Gellert
Presiding Independent Director
Six Flags, Inc.
122 East 42nd Street
New York, NY  10168

Dear Mr. Gellert:

      We read with interest Six Flags' announcement that it will close its AstroWorld theme park and undertake to sell the 109-acre site located in Houston. We have also read published reports that the Company's largest competitor, Cedar Fair, may be interested in acquiring certain of the Company's assets.

      While we are aware of your publicly-announced intention to sell the Company to the highest bidder, we believe it would be inappropriate for the Company to separately sell any park or real estate assets until the Company's stockholders have had the opportunity to express or withhold their consent to the proposals we plan to put before stockholders.

      As the Company's largest stockholder, we strongly believe that any asset liquidations (such as the disposition of one or more parks or excess real estate) or additional severance or change in control arrangements without stockholder approval while stockholders are being asked to consider a change in directors and management would impermissibly frustrate the stockholder franchise. If the Board or management takes any action which is detrimental to the Company or frustrates the stockholder franchise, we intend to take all actions necessary to hold the Board accountable.

            Sincerely,

            RED ZONE LLC

            By: /s/ Daniel M. Snyder
               ------------------------
               Name:  Daniel M. Snyder
               Title: Managing Member


cc:   Non-Management Directors of Six Flags, Inc.